CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83

BY AVERY DENNISON CORPORATION

SECTIONS MARKED WITH AN *** OMIT CONFIDENTIAL INFORMATION DELIVERED TO THE SEC’S DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83

PLEASE PROVIDE NOTICE TO LORI J. BONDAR, VICE PRESIDENT, CONTROLLER AND CHIEF ACCOUNTING OFFICER (P: 626-304-2064) BEFORE DISCLOSING ANY INFORMATION SO MARKED

January 26, 2015

FILED VIA EDGAR; ORIGINALS SENT VIA FEDEX

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
Attention:  Ethan Horowitz

Branch Chief

Re:                          Avery Dennison Corporation
Form 10-K for Fiscal Year Ended December 28, 2013
Filed February 26, 2014

Supplemental response dated December 18, 2014
File No. 001-07685

Ladies and Gentlemen:

We are providing our response to the follow-up comments contained in the January 15, 2015 letter (the “Comment Letter”) from the staff of the Commission (the “Staff”) to Mitchell R. Butier, President, Chief Operating Officer and Chief Financial Officer of Avery Dennison Corporation (the “Company,” “we” or “us”). For your convenience, we have set forth the Staff’s comments contained in the Comment Letter, followed by our response.

Form 10-K for Fiscal Year Ended December 28, 2013

Notes to Consolidated Financial Statements

Note 13 – Segment Information, page 58

1.                                 Your response to comment 1 in our letter dated December 4, 2014 appears to primarily address the similarities in the manufacturing process for the product lines in your pressure sensitive materials segment. Please tell us whether you evaluated the similarities or dissimilarities of any other aspects or characteristics of these product lines in applying FASB ASC 280-10-50-40. If not, explain to us why not. Otherwise, describe for us the results of your evaluations.

2.                          Please provide us with a description of the similarities and differences in the economic characteristics of the product lines within your pressure sensitive materials segment. As part of your response, please provide us with information regarding the revenues and margins by product line for each of the last three fiscal years.

We considered the aggregation criteria in ASC 280-10-50-11 to determine whether the product lines in our pressure-sensitive materials segment can be grouped in our entity-wide disclosures.  Although such guidance covers determinations regarding the aggregation of operating segments, we believe the factors contained in ASC 280-10-50-11 are also relevant to the analysis of our product lines.

Based on an assessment of these criteria taken as a whole, we concluded that our materials and reflective product lines in our pressure sensitive materials segment are similar while our performance tapes product line has certain characteristics that are sufficiently different from the other two product lines such that disclosure of annual revenues per ASC 280-10-50-11 is warranted. In particular, the major differentiating factors distinguishing the performance tapes product line from the materials and reflective product lines are (i) the dissimilar nature and use of performance tapes products, which are for bonding and fastening rather than conveying branding or other information, and (ii) their differing classes of customer (primarily original equipment manufacturers and disposable diaper producers rather than printers/converters).

Attached, as Exhibit A, is a chart summarizing our assessment of the similarities and differences among the product lines.  This summary chart is intended to supplement our narrative discussion of certain of these similarities and differences contained in our December 18, 2014 response.

We appreciate the opportunity to respond to your comments, and kindly request for expedited review of our response. In light of our upcoming filing of our Form 10-K for the fiscal year ended January 3, 2015, we ask for your response on or before February 16, 2015. If you have any questions or require additional information, please do not hesitate to contact me at (626) 304-2064.

Sincerely,

/s/ Lori J. Bondar
Lori J. Bondar
Vice President, Controller and
Chief Accounting Officer

cc:	Dean A. Scarborough
Mitchell R. Butier
Susan C. Miller

CONFIDENTIAL TREATMENT REQUESTED BY AVERY DENNISON CORPORATION UNDER 17 C.F.R. § 200.83 FOR REQUESTS NO. 1-2.

SECTIONS MARKED WITH AN *** OMIT CONFIDENTIAL INFORMATION DELIVERED TO THE SEC’S DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83.

PLEASE PROVIDE NOTICE TO LORI J. BONDAR BEFORE DISCLOSING ANY INFORMATION SO MARKED.

Exhibit A

Considerations of Similarities and Differences of Product Lines in Pressure-sensitive Materials segment

(Notable distinctions italicized)

Criteria	Materials				Reflective				Performance Tapes
Nature of products and services	Multi-layer laminates (paper, film, foils) for converted products that communicate information or display branding and decorative graphics, including signage				Multi-layer laminates (film) with enhanced reflectivity for converted products used primarily in signage				Multi-layer laminates (tapes) for bonding or fastening functions (as opposed to conveying branding or other information, such as signage)
Nature of production processes	Products are manufactured on high-speed coating equipment into rolls or sheet form. Main raw materials used in production include paper, films, and chemicals to produce adhesives				Products are manufactured on high-speed coating equipment into rolls or sheet form. Main raw materials used in production include paper, films, and chemicals to produce adhesives				Products are manufactured on high-speed coating equipment into rolls form. Main raw materials used in production include paper, films, and chemicals to produce adhesives
Type or class of customer	Primarily printers/converters that die cut and print on the material for use in a variety of applications, including consumer products, commercial, construction, and transportation applications				Primarily printers/converters that die cut and print on the material, specifically for use in transportation and safety applications				Primarily original equipment manufacturers and disposable diaper producers
Methods used to distribute products	Products are shipped by freight carrier to customers				Products are shipped by freight carrier to customers				Products are shipped by freight carrier to customers
Nature of regulatory environment	Not highly regulated (some product specifications reflect government regulations)				Not highly regulated (some product specifications reflect government regulations)				Not highly regulated (some product specifications reflect government regulations)
Economic characteristics Historical full year sales, earnings before interest and taxes (EBIT) and EBIT margin percentage were as follows (dollars in millions)		2011	2012	2013		2011	2012	2013		2011	2012	2013
	Sales	$***	$***	$***	Sales	$***	$***	$***	Sales	$***	$***	$***
	EBIT	$***	$***	$***	EBIT	$***	$***	$***	EBIT	$***	$***	$***
	EBIT margin %	***%	***%	***%	EBIT margin %	***%	***%	***%	EBIT margin %	***%	***%	***%

CONFIDENTIAL TREATMENT REQUESTED BY AVERY DENNISON CORPORATION UNDER 17 C.F.R. § 200.83 FOR REQUESTS NO. 1-2.

SECTIONS MARKED WITH AN *** OMIT CONFIDENTIAL INFORMATION DELIVERED TO THE SEC’S DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83.

PLEASE PROVIDE NOTICE TO LORI J. BONDAR BEFORE DISCLOSING ANY INFORMATION SO MARKED.